EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2008	2009	2010	2011	2012
Fixed Charges and Preferred Stock Dividends:
Interest	$107	$118	$153	$193	$220
Interest portion of annual rentals	1	1	1	1	1
Total fixed charges	108	119	154	194	221
Preferred stock dividends (1)	7	7	7	7	7
Combined fixed charges and preferred stock dividends for purpose of ratio	$115	$126	$161	$201	$228
Earnings:
Pretax income from continuing operations	$451	$550	$531	$692	$705
Total fixed charges (from above)	108	119	154	194	221
Less: Interest capitalized	13	4	1	1	-
Total earnings for purpose of ratio	$546	$665	$684	$885	$926
Ratio of earnings to combined fixed charges and preferred stock dividends	4.75	5.28	4.25	4.40	4.06

Ratio of earnings to fixed charges	5.06	5.59	4.44	4.56	4.19

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.